(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 011-31516

CUSIP NUMBER [ ]

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Getty Images, Inc.
Full Name of Registrant

Former Name if Applicable

601 North 34th Street
Address and Principal Executive Office (Street and Number)

Seattle, WA 98103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As was disclosed in its press release dated November 9, 2006 and in its report on Form 8-K dated November 9, 2006, the board of directors of Getty Images, Inc. (the “Company”) has established a special committee to conduct an internal review of the Company’s historical stock option grant practices and related accounting for stock option grants. This review is being conducted with the assistance of independent outside legal counsel.

The Division of Enforcement of the Securities and Exchange Commission (the “SEC”) had earlier notified the Company that it is conducting an informal inquiry into the Company’s historical stock option grant practices, and has requested that the Company provide the SEC with certain information relating to the Company’s historical stock option practices. The Company is cooperating fully with the SEC in this informal inquiry.

At this time, the special committee has neither completed its review, nor reached any conclusions about the Company’s stock option practices and related accounting. Until the special committee’s review is complete, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2006, which will not occur within the prescribed time period for the filing of such Form 10-K (including the extension under Rule 12b-25). The Company intends to file its Form 10-K as soon as practicable after the completion of the special committee’s review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey Beyle	(206)	925-6008

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the period ended September 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The special committee described in Part III above has not completed its review and, therefore, the Company is not currently able to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be required. As a result, the Company has not checked either of the boxes above.

Getty Images, Inc.
(Name of Registrant as Specified on Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2007	By	/s/ JEFFREY BEYLE
		Name:	Jeffrey Beyle
		Title:	Senior Vice President and General Counsel